

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 6, 2016

Steve Smith
President and Chief Executive Officer
SharkReach, Inc.
205 Pier Avenue, Suite 101
Hermosa Beach, California 90254

> **Re: SharkReach, Inc.**
> **Current Report on Form 8-K**
> **Filed October 13, 2015**
> **File No. 1-37579**

Dear Mr. Smith:

We issued comments on the above-captioned filing on March 17, 2016. On June 14, 2016, we issued a follow-up letter informing you that oral comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Thomas Puzzo, Esq.